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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

Schuler Homes, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

808188106
(CUSIP Number)

Michael D. Weiner
c/o Apollo Real Estate Management, L.P.
1999 Avenue of the Stars
Los Angeles, CA 90067
(310) 201-4122
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 22, 2001
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808188106	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Apollo Real Estate Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO**

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-***

		8	SHARED VOTING POWER 10,433,828***+

		9	SOLE DISPOSITIVE POWER -0-***

		10	SHARED DISPOSITIVE POWER -0-***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828 ***+

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%***+

14	TYPE OF REPORTING PERSON PN

*
The Reporting Person may be deemed to be a member of a "group" together with persons other than the Reporting Persons. See items 4-6.

**
No funds were used by the Reporting Person to purchase shares. See Item 3.

***
See Items 4-6

+
Refers to Class A common stock owned beneficially by persons other than the Reporting Persons. This number does not include shares of Class B common stock held by the Reporting Person because the Issuer's shares of Class B common stock are not registered under Sections 12(b) or 12(g) or the Securities Exchange Act of 1934.

CUSIP No. 808188106	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Apollo Real Estate Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) /x/
(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO**

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER -0-***

		8	SHARED VOTING POWER 10,433,828***+

		9	SOLE DISPOSITIVE POWER -0-***

		10	SHARED DISPOSITIVE POWER -0-***

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,433,828 ***+

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.6%***+

14	TYPE OF REPORTING PERSON PN

*
The Reporting Person may be deemed to be a member of a "group" together with persons other than the Reporting Persons. See items 4-6.

**
No funds were used by the Reporting Person to purchase shares. See Item 3.

***
See Items 4-6

+
Refers to Class A common stock owned beneficially by persons other than the Reporting Persons. This number does not include shares of Class B common stock held by the Reporting Person because the Issuer's shares of Class B common stock are not registered under Sections 12(b) or 12(g) or the Securities Exchange Act of 1934.

Page 4 of 7 Pages

    This Amendment No. 1 to Schedule 13D (the "Amendment") supplements and amends the Statement on Schedule 13D jointly filed on April 23, 2001 (the "Original Statement") by Apollo Real Estate Investment Fund, L.P. ("AREIF"), Apollo Real Estate Advisors, L.P. ("AREA"), Blackacre WPH, LLC ("Blackacre"), Highridge Pacific Housing Investors, L.P. ("Highridge Pacific"), WPH Acquisitions, Inc. ("WPH Acquisitions") and WPH-Schuler, LLC ("WPH-Schuler"). This Amendment supplements and amends the Original Statement on behalf of AREIF and AREA only, and does not amend the Original Statement on behalf of Blackacre, Highridge Pacific, WPH Acquisitions or WPH-Schuler.

    Each of the responses to Items 1 through 6 of this Schedule, as applicable, is incorporated by reference into the response to each other Item.

    Item 2.  Identity and Background.

    Item 2 is hereby amended by deleting it in its entirety and substituting the following therefor:

    This Statement is being filed jointly on behalf of AREIF and AREA (together, the "Reporting Persons"). A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

    The Reporting Persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with Blackacre, Highridge Pacific, WPH Acquisitions, WPH-Schuler (AREIF, AREA, Blackacre, Highridge Pacific, WPH Acquisitions and WPH-Schuler, the "WPH Persons"), and James K. Schuler, individually and as sole trustee of each of the James K. Schuler 1998 Qualified Annuity Trust (the "Annuity Trust") and the James K. Schuler Revocable Living Trust (the "Revocable Trust") and The James and Patricia Schuler Foundation (the "Foundation," and together with Mr. Schuler, the Annuity Trust and the Revocable Trust, the "Schuler Persons"), as a result of their agreement to vote securities of Schuler Homes held by them pursuant to the terms of a stockholders agreement dated April 3, 2001 (the "Stockholders Agreement") to which the WPH Persons, the Foundation and Mr. Schuler as sole trustee of the Annuity Trust and the Revocable Trust are parties.

    The Reporting Persons disclaim beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons. The Reporting Persons disclaim beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other WPH Persons. The Reporting Persons under this Amendment No. 1 to Schedule 13D hereby note that such other WPH Persons who may be deemed beneficial owners of shares of Class A common stock may elect to report or disclaim their beneficial ownership on an individual basis separate from the filing hereby. The Reporting Persons make no representations, and no inference should be drawn, as to such other ownership, disclaimer or filing other than as expressly set forth herein.

    AREIF is a Delaware limited partnership principally engaged in the business of investment in real estate related interests. AREA is the managing general partner of AREIF and is a Delaware limited partnership. AREA is principally engaged in the business of serving as managing general partner of AREIF. The general partner of AREA is Apollo Real Estate Management, Inc., a Delaware corporation ("AREM"). AREM serves as the general partner of AREA and manages its day-to-day operations. The address of the principal offices of AREIF, AREA and AREM is Two Manhattanville Road, Purchase, New York 10577.

    Attached as Schedule I to this Schedule 13D, and incorporated by reference into this Item 2, is information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

      (d) During the past five (5) years, neither of the Reporting Persons nor AREM, nor any of the persons or entities referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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      (e) During the past five (5) years, none of the Reporting Persons nor AREM, nor any of the persons or entities referred to in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

      (f) Each natural person listed in Schedule I is a citizen of the United States.

    Item 4.  Purpose of Transaction.

    Item 4 is hereby amended and supplemented to add the following:

    On October 22, 2001, the Issuer and D.R. Horton, Inc., a Delaware corporation ("D.R. Horton"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which D.R. Horton would acquire the Issuer by means of a merger of the Issuer with and into D.R. Horton (the "Merger"), with D.R. Horton as the surviving corporation.

    Simultaneously with the execution of the Merger Agreement, AREIF, the other WPH Persons, the Schuler Persons and D.R. Horton entered into a Voting Agreement, dated as of October 22, 2001 (the "Voting Agreement"), pursuant to which AREIF, the other WPH Persons and the Schuler Persons agreed to vote, or cause to be voted, the Subject Shares (as defined in the Voting Agreement) in favor of the Merger at any meeting of the Issuer's stockholders held to consider and vote upon the Merger. The shares of Class A common stock owned by the Schuler Persons and that may be deemed to be owned by the Reporting Persons and the other WPH Persons collectively represent 33.5% of the voting power of the Issuer's common stock as of the date of this Amendment No. 1 to the Statement, and the Subject Shares, which include the Class B common stock discussed in the following paragraph, represent approximately 46.9% of the voting power of the Issuer's common stock as of the date hereof. AREIF agreed, with certain exceptions, not to transfer any of the Subject Shares during the term of the Voting Agreement.

    The Reporting Persons, through their ownership interest in WPH-Schuler, own with the other WPH Persons 18,754,727 shares of the Issuer's Class B Common Stock, representing 100% of the outstanding shares thereof. Pursuant to the Voting Agreement, AREIF has agreed to vote or cause to be voted all of its shares of Class B Common Stock in favor of the Merger. The shares of Class B Common Stock are not are not registered under Sections 12(b) or 12(g) of the Securities Exchange Act of 1934, and thus are not reported on the cover pages of this schedule.

    The Voting Agreement will terminate on the earlier of (a) the effective time of the Merger, (b) termination of the Merger Agreement according to its terms or (c) the written mutual consent of the parties thereto.

    The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to this Amendment No. 1 to Schedule 13D and incorporated herein by reference.

    Except as disclosed above and in Item 6 of this Schedule, the Reporting Persons presently have no plans or proposals relating to any items required to be disclosed pursuant to Item 4. The Reporting Persons, however, routinely review their respective holdings in companies in which they invest, including the Company. Subject to the terms, including restrictions on sale, of the agreements discussed in this Amendment and in Item 6, the Reporting Persons reserve their rights (i) to sell or dispose of its respective holdings in the Company, and to seek amendments or waivers to the subject agreements that would allow them to do the foregoing, or (ii) to make additional investments in the Company, from time to time as market conditions permit.

Page 6 of 7 Pages

    Item 5.  Interest in Securities of the Issuer.

    Item 5 is hereby amended and restated in its entirety as follows:

    At October 22, 2001, the Reporting Persons, together with the other WPH Persons, own 18,754,727 shares of Class B common stock, which is directly held by WPH-Schuler. The Reporting Persons do not hold or have a pecuniary interest in any Class A common stock. The Reporting Persons are filing this Schedule because they may be deemed to be beneficial owners of 10,433,828 shares of Class A common stock held by the Schuler Persons, representing approximately 47.6% of the outstanding Class A common stock as of October 22, 2001, by virtue of the Stockholders Agreement described in Items 4 and 6 of the Original Statement. Such shares include 5,216,914 shares over which one or more of the Schuler Persons shares the power to vote or direct the vote and 5,216,914 shares over which one or more of the Schuler Persons has the sole power to vote or direct the vote, and 10,433,828 shares over which one or more of the Schuler Persons has sole dispositive power. The Reporting Persons have no dispositive power over these shares. The Reporting Persons disclaim beneficial ownership of the shares of Class A common stock of the issuer held by the Schuler Persons. The Reporting Persons disclaim beneficial ownership of the shares of Class A common stock deemed beneficially owned by each of the other WPH Persons.

    On April 12, 2001 the Schuler Persons jointly filed a Schedule 13D with respect to the shares of Class A common stock of the issuer that are subject to the Stockholders Agreement and filed an amendment to such Schedule on November 2, 2001; the reader is referred to such filings and to recent filings of the Issuer for more recent and complete information relating to the Schuler Persons. All information contained in this Schedule regarding the Schuler Persons has been derived from such filings.

    Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement between the Reporting Persons
Exhibit 2:	Voting Agreement, dated as of October 22, 2001, among D.R. Horton, The Schuler Persons, WPH-Schuler, AREA, Highridge, and Blackacre

SIGNATURE PAGE

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.

Date: November 14, 2001	APOLLO REAL ESTATE INVESTMENT FUND, L.P.

	By:	APOLLO REAL ESTATE ADVISORS, L.P. Its General Partner

		By:	APOLLO REAL ESTATE MANAGEMENT, INC. Its General Partner

By:
/s/ MICHAEL D. WEINER Its Vice President

APOLLO REAL ESTATE ADVISORS, L.P.

	By:	APOLLO REAL ESTATE MANAGEMENT, INC. Its General Partner

By:
/s/ MICHAEL D. WEINER Its Vice President

SCHEDULE I

    The following sets forth information with respect to the executive officers and directors of AREM:

    Messrs. Leon D. Black, John J. Hannan and William L. Mack are executive officers and directors of AREM. The principal occupation of each of Messrs. Black and Hannan is to act as principals of Apollo Advisors, L.P. and its successors (of which they are founding principals), the general partners of the Apollo investment funds ("Apollo"), and together with William Mack, of AREA and its successors (of which Messrs. Black, Hannan and Mack are founding principals), the general partners of the Apollo real estate investment funds, including AREIF. Mr. Mack also serves as a consultant to Apollo and acts as President and Managing Partner of the Mack Organization, an owner and developer of, and investor in, office and industrial buildings and other commercial properties. The principal business of Apollo Advisors, L.P. is to provide advice regarding investments in securities. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Management, Inc., 1301 Avenue of the Americas, New York, New York 10019. Each of Messrs. Black, Hannan and Mack disclaims beneficial ownership of the common stock beneficially owned by the Reporting Persons.

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Item 2. Identity and Background.
Item 4. Purpose of Transaction.
Item 5. Interest in Securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
SIGNATURE PAGE
SCHEDULE I